UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

Acuity Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the principal executive office:

Acuity Inc.
1170 Peachtree Street, NE
Suite 1200
Atlanta, Georgia 30309

Acuity Inc.
Selected 401(k) Plans
Audited Financial Statements and Supplemental Schedules
As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Acuity Inc. Selected 401(k) Plans
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acuity, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the Plans) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plans' management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plans' financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plans' auditor since 2012.

Jacksonville, Florida
June 26, 2026

Acuity Inc. Selected 401(k) Plans
Statements of Net Assets Available for Benefits
As of December 31, 2025

	Acuity Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$665,515,840	$24,295,034	$21,871,798
Receivables:
Employer contributions	383,981	—	—
Participant contributions	63	—	—
Total receivables	384,044	—	—
Notes receivable from participants	6,086,457	894,197	314,605
Total assets	671,986,341	25,189,231	22,186,403
Liabilities:
Accrued expenses	91,546	3,432	3,022
Total liabilities	91,546	3,432	3,022
Net assets available for benefits	$671,894,795	$25,185,799	$22,183,381
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) Plans
Statements of Net Assets Available for Benefits
As of December 31, 2024

	Acuity Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$513,578,312	$15,917,756	$20,360,749
Receivables:
Employer contributions	879,507	—	4,885
Participant contributions	1,349,385	17,767	8,922
Total receivables	2,228,892	17,767	13,807
Notes receivable from participants	5,429,672	745,174	250,638
Total assets	521,236,876	16,680,697	20,625,194
Liabilities:
Accrued expenses	89,401	2,861	3,538
Total liabilities	89,401	2,861	3,538
Net assets available for benefits	$521,147,475	$16,677,836	$20,621,656
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

	Acuity Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets:
Net investment gain from Acuity DC Trust	$80,711,896	$2,455,484	$2,321,155
Interest income on notes receivable	500,995	65,447	23,068
Contributions:
Participant	26,811,441	963,045	504,917
Employer	10,086,636	244,923	263,925
Rollover	2,827,869	56,580	—
Total additions	120,938,837	3,785,479	3,113,065
Deductions from net assets:
Benefit payments	85,567,192	2,414,091	1,541,166
Expenses	312,653	34,553	10,174
Total deductions	85,879,845	2,448,644	1,551,340
Net increase before transfers	35,058,992	1,336,835	1,561,725
Transfers:
Conversion from other qualified plans	115,651,010	7,208,446	—
Plan transfers in (out), net	37,318	(37,318)	—
Total conversions and transfers	115,688,328	7,171,128	—
Net increase	150,747,320	8,507,963	1,561,725
Net assets available for benefits:
Beginning of year	521,147,475	16,677,836	20,621,656
End of year	$671,894,795	$25,185,799	$22,183,381
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

Note 1 — Description of the Plans
General
The financial positions and changes in net assets of the Acuity Inc. 401(k) Plan (the "AYI Plan"), the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the "Plans") are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Inc. Defined Contribution Plans Master Trust (the "Acuity DC Trust"). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all U.S. salaried, commissioned, and union and non-union hourly employees of Acuity Inc. and its subsidiaries ("Acuity," "we," "our," "us," or the "Company"). Employees may immediately participate upon attaining the age requirement of each respective plan.
The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. Forfeited nonvested accounts totaled $291,500 and $386,131 at December 31, 2025 and 2024, respectively. Employer contributions were reduced by forfeited nonvested accounts of $786,875 for the year ended December 31, 2025. No plan expenses were paid using forfeited nonvested accounts during the year ended December 31, 2025.
In the event of the cessation of operation of a plant or the discontinuance of a component of our business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of our Investment Committee, members of which are designated by the President and Chief Executive Officer of the Company. Certain administrative expenses of the Plans were paid by the Company during the year ended December 31, 2025. The Investment Committee determines the appropriateness of the Plans' investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Participants within the AYI Plan and the ABL Plan may have up to two outstanding general-purpose loans during a calendar year. Participants within the Holophane Plan may have outstanding one general-purpose loan and one residential loan issued for the purchase of a primary residence during a calendar year. The loan interest rate is a fixed rate at the time the loan is taken out. The interest rate is set at one percent above the prime rate, as defined per the plan.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended at our discretion for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

Plan Termination
Although we intend for the Plans to be permanent, the Plan agreements provide us the right to discontinue contributions or to terminate the Plans at any time subject to the provisions of ERISA. In the event of a plan termination, participants shall be 100% vested in the balance of their accounts and their proportionate share of any future adjustments or forfeitures.
Parties-In-Interest and Related-Party Transactions
As of December 31, 2025 and 2024, the percentage of the Plans' net assets invested in the Acuity stock fund was approximately 2.0% and 2.1%, respectively. As described in Note 2 — Summary of Accounting Policies of the Notes to Financial Statements, the Plans paid certain expenses related to plan operations and investment activity to various service providers. The Plans also have outstanding notes receivable from participants. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the AYI Plan and the ABL Plan vest in employer contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in our contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability, or retirement, participants may elect to receive either a lump sum amount equal to the value of the vested interest in their accounts or annual installments over a ten-year period. For termination of service for other reasons, participants may receive the value of the vested interest in their accounts as a lump-sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and our matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses, which are adjusted to incorporate fund management expenses specific to each investment fund. Additionally, participants are charged a quarterly administrative recordkeeping fee. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. Participants are entitled to the benefits that can be provided from their vested accounts.
Contributions
The basis for determining Company contributions is outlined in the following table:

Plan Name	Employer Contributions
AYI Plan	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
ABL Plan	Teamsters Local Union 673, IBEW Local 953, and non-union hourly associates have a matching contribution of 60% up to 6% of participant compensation contributed.
IBEW Local 613, IBEW Local 1048, IBEW Local 1710, and Teamsters Local Union 728 associates participating in the plan do not receive a matching contribution.
Holophane Plan
USW Local Nos. 4, 105, and 525 - Participating associates hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic employer contribution of 5% of annual compensation. Participating associates hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Under all of the Plans, participants are able to contribute up to 100% of their compensation. Participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants may make traditional or Roth contributions in the Plans. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Plan Amendments
Effective December 29, 2025 , the Plans were amended and restated primarily to change the employer’s legal name from Acuity Brands, Inc. to Acuity Inc and to merge the QSC, LLC 401(k) Retirement Savings Plan (the "QSC Plan") into the Plans. Refer to Note 9 — Acquisitions of the Notes to the Financial Statements for further discussion.
Note 2 — Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Certain investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Stable value funds are listed at contract value, which is defined as the amount participants would receive if they were to initiate transactions under the terms of the ongoing plan. Refer to Note 3 — Acuity DC Trust and Note 5 — Fair Value Measurements of the Notes to the Financial Statements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net investment gain from Acuity DC Trust includes the Plans' gains and losses on investments bought and sold as well as held during the year.
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. Refer to Note 4 — Stable Value Investments of the Notes to the Financial Statements for further discussion.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income and fees recognized as administrative expense are recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

Contributions
Contributions to the Plans from participants, and when applicable, from the Company are recorded in the period that payroll deductions are made from Plan participants.
Payments
Benefit payments are recorded when paid.
Expenses
Investment-related expenses are included within Net investment gain from Acuity DC Trust on the Statements of Changes in Net Assets Available for Benefits. Additionally, participants are charged a quarterly administrative recordkeeping fee, which is included within Expenses on the Statements of Changes in Net Assets Available for Benefits. Certain investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. The Company directly pays certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in expenses.
Note 3 — Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of our participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions, primarily contributions and benefit payments that can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, as well as income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2025, total interest income, dividend income, and net appreciation in investments were $1,336,091, $15,575,037, and $68,577,407, respectively. The fair values of the net assets of the Acuity DC Trust and each plan's interest in those assets as of December 31, 2025 and 2024 are presented below:

		Plan’s Interest in Master Trust Balances
	2025	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$268,971,306	$249,073,238	$7,282,552	$12,615,516
Self-directed brokerage accounts	51,679,977	51,279,987	—	399,990
Acuity stock fund	14,081,073	13,181,889	209,068	690,116
Common/collective trusts	337,923,055	319,516,197	14,842,438	3,564,420
Total investments at fair value	672,655,411	633,051,311	22,334,058	17,270,042
Unallocated cash	14,973	2,586	—	12,387
Accrued income and pending trades	8,550	4,596	3,743	211
Acuity DC Trust at fair value	672,678,934	633,058,493	22,337,801	17,282,640
Invesco Stable Value Fund at contract value	36,790,940	30,479,381	1,722,401	4,589,158
Key Guaranteed Portfolio Fund at contract value	2,212,798	1,977,966	234,832	—
Plan interest in Acuity DC Trust	$711,682,672	$665,515,840	$24,295,034	$21,871,798

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

		Plan’s Interest in Master Trust Balances
	2024	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$238,564,816	$222,519,917	$4,936,411	$11,108,488
Self-directed brokerage accounts	53,351,894	52,973,045	—	378,849
Acuity stock fund	11,854,007	11,128,543	191,572	533,892
Common/collective trusts	205,848,129	193,956,586	9,023,569	2,867,974
Total investments at fair value	509,618,846	480,578,091	14,151,552	14,889,203
Unallocated cash	157,242	43,071	114,171	—
Accrued income and pending trades	3,414	1,535	1,834	45
Acuity DC Trust at fair value	509,779,502	480,622,697	14,267,557	14,889,248
Invesco Stable Value Fund at contract value	40,077,315	32,955,615	1,650,199	5,471,501
Plan interest in Acuity DC Trust	$549,856,817	$513,578,312	$15,917,756	$20,360,749
Note 4 — Stable Value Investments
Invesco Stable Value Fund
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic GICs and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The synthetic GICs have features that provide for variable interest crediting rates that are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events that would cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. We do not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.

The following are the contract values of the synthetic GICs in the Invesco Stable Value Fund:

Contract Issuer	2025 Contract Value	Contract Issuer	2024 Contract Value
Synthetic GICs:		Synthetic GICs:
Mass Mutual	$4,687,072	Mass Mutual	$5,221,466
Nationwide Life Insurance	5,978,233	Nationwide Life Insurance	6,664,897
Pacific Life Insurance	6,077,316	Pacific Life Insurance	6,774,262
Prudential Insurance	5,952,584	Prudential Insurance	6,634,732
Transamerica	6,734,519	Transamerica	7,510,362
Voya	5,703,426	Voya	6,359,400
Subtotal	35,133,150	Subtotal	39,165,119
Cash	1,657,790	Cash	912,196
Total	$36,790,940	Total	$40,077,315

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

Key Guaranteed Portfolio Fund
The Key Guaranteed Portfolio Fund is a group annuity contract with Great-West Life & Annuity Insurance Company. The group annuity contract was part of the assets merged into the Plans from the QSC, LLC 401(k) Retirement Savings Plan and Profit Sharing Plan in 2025. Refer to Note 9 — Acquisitions of the Notes to the Financial Statements for further discussion.
The investments are deemed to be fully benefit-responsive and are recorded at contract value. Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. As of December 31, 2025, the contract value of the investment was $2,212,798.
Note 5 — Fair Value Measurements
In accordance with Accounting Standards Codification Topic 820, Fair Value Measurement ("ASC 820"), fair value measurements are determined using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 establishes a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Mutual Funds - valued using the net asset value ("NAV") of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
Acuity Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Our unallocated cash and cash equivalents, which are required to be carried at fair market value and measured on a recurring basis, were $14,973 as of December 31, 2025. We had $157,242 of unallocated cash and cash equivalents outstanding as of December 31, 2024.
Assets Excluded from Fair Value Hierarchy
The common/collective trusts held by the Acuity DC Trust are valued using the NAV provided by the trustee, which are based on the fair value of the underlying investments held by a fund less its liabilities. The common/collective trusts' NAVs are used as a practical expedient to estimate fair value since it is not probable that the funds will sell the investment for an amount different than the reported NAV. There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

The following table presents information about the Acuity DC Trust's investments that are carried at fair value as of December 31, 2025 and 2024:

	Fair Value Measurements as of:
	December 31, 2025		December 31, 2024
	Total Fair Value	Level 1	Total Fair Value	Level 1
Mutual funds	$268,971,306	$268,971,306	$238,564,816	$238,564,816
Acuity stock fund	14,081,073	14,081,073	11,854,007	11,854,007
Self-directed brokerage accounts	51,679,977	51,679,977	53,351,894	53,351,894
Common/collective trust	337,923,055	N/A	205,848,129	N/A
Total investments at fair value	$672,655,411		$509,618,846

No transfers between the levels of the fair value hierarchy occurred during the plan years presented. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.
Note 6 — Income Tax Status
The AYI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of the Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters, and the Plan Administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Thus, the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 — Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31 but were not paid until subsequent to December 31:

Plan No.	Plan Name	2025	2024
033	Acuity Inc. 401(k) Plan	$2,586	$43,071
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	—	114,171
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	12,387	—
These benefit payments represent a reconciling item between the financial statements and Form 5500.
Note 8 — Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Inc. Selected 401(k) Plans
Notes to Financial Statements

Note 9 — Acquisitions
On January 1, 2025, Acuity Inc. acquired QSC, LLC, which administered the QSC, LLC 401(k) Retirement Savings Plan (the "QSC Plan"). Accordingly, we assumed sponsorship of the QSC Plan effective on such date. On September 15, 2025, the QSC Plan was fully merged into the AYI and ABL plans, resulting in the transfer of plan assets from the QSC Plan totaling $115,651,010 and $7,208,446, respectively.

Acuity Inc.
Selected 401(k) Plans
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2025

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Check here if late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
☑	Acuity Inc. 401(k) Plan	$—	$—	$—	$144,607
☑	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	—	—	—	21,249
☑	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	—	10,479

Acuity Inc.
Selected 401(k) Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2025

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	$—	$6,086,457
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	—	894,197
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	—	314,605
___________________________________________
*Represents a party-in-interest as defined by ERISA

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, P.C.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2026

Acuity Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Inc. Retirement Plan Committee
Plan Administrator

By:	/s/ Karen J. Holcom
Name:	Karen J. Holcom
Title:	Senior Vice President and Chief Financial Officer